EXHIBIT 99.1

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1    NAME AND ADDRESS OF COMPANY

          Rogers Communications Inc. ("RCI")
          333 Bloor Street East, 10th Floor
          Toronto, Ontario
          M4W 1G9

ITEM 2    DATE OF MATERIAL CHANGE

          December 31, 2004

ITEM 3    NEWS RELEASE

          A news release was issued through Canada NewsWire on December 31, 2004 and is attached hereto as Schedule "A".

ITEM 4    SUMMARY OF MATERIAL CHANGE

          RCI announced today that it and its wholly-owned subsidiary RWCI Acquisition Inc. (together with RCI, the "Offerors") have acquired 93.5% of the Rogers Wireless Communications Inc. ("RWCI") Class B Restricted Voting shares ("RWCI Restricted Voting shares") held by the public under the exchange offer which expired at midnight on December 30, 2004. The results are sufficient to enable the Offerors to proceed immediately to take RWCI private.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

          The Offerors have acquired 93.5% of the RWCI Restricted Voting shares held by the public under the exchange offer which expired at midnight on December 30, 2004. The results are sufficient to enable the Offerors to proceed immediately to take RWCI private.

          The Offerors' exchange offer to purchase any or all of the publicly owned RWCI Restricted Voting shares, with the consideration being 1.75 RCI Class B Non-Voting shares for each RWCI Restricted Voting share held, was announced on November 11, 2004 and was mailed to RWCI shareholders, along with RWCI's Directors' Circular, on November 25, 2004.

          Prior to the expiry time last night, 14,991,077 RWCI Restricted Voting shares were validly tendered in the offer and not properly withdrawn. This represents approximately 93.5% of the total number of outstanding RWCI Restricted Voting shares not owned by the Offerors. The Offerors have taken up and accepted for payment all of the RWCI Restricted Voting shares validly tendered to the offer and not withdrawn prior to the expiry time, and as a result, RCI and its affiliates now own 79,902,893 RWCI Restricted Voting shares, representing approximately 98.7% of the RWCI Restricted Voting shares outstanding, and 62,820,371 RWCI Class A Multiple Voting shares, representing 100% of the RWCI Class A Multiple Voting shares outstanding.

          Accordingly, the Offerors have acquired sufficient RWCI Restricted Voting shares under the exchange offer in order to permit them to carry out a compulsory acquisition of all of the remaining RWCI Restricted Voting shares owned by the public by means of a compulsory acquisition under Section 206 of the Canada Business Corporations Act. The Offerors intend to immediately take steps to exercise that right. RCI and RWCI also expect that the Toronto Stock Exchange and New York Stock Exchange will initiate delisting of the RWCI Restricted Voting shares shortly. Shareholders who did not tender their RWCI Restricted Voting shares to the offer will be offered the same consideration per share in the subsequent compulsory acquisition as they would have received had they tendered their shares to the offer prior to the expiry time.

          The Offerors are joint actors in connection with the offer and they together have ownership and control of the RWCI Restricted Voting shares.

ITEM 6    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

          Not applicable.

ITEM 7    OMITTED INFORMATION

          No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8    EXECUTIVE OFFICER

          For further information please contact Bruce M. Mann, Vice President, Investor Relations, at (416) 935-3532.

ITEM 9    DATE OF REPORT

          January 4, 2005

                                   SCHEDULE A

News release via Canada NewsWire, Toronto 416-863-9350


     Attention Business Editors:
     Rogers  Communications  Successful  in Exchange  Offer for Rogers  Wireless
     Shares


     93.5% of Publicly  Held Rogers  Wireless  Shares  Tendered to the  Exchange
     Offer;

     Rogers  Communications  to  Proceed  Immediately  to Take  Rogers  Wireless
     Private

     TORONTO, Dec. 31 /CNW/ - Rogers Communications Inc. ("RCI") announced today that it and its wholly-owned subsidiary RWCI Acquisition Inc. (the "Offerors") have acquired 93.5% of the Rogers Wireless Communications Inc. ("RWCI") Class B Restricted Voting shares ("RWCI Restricted Voting shares") held by the public under the exchange offer which expired last night. The results are sufficient to enable the Offerors to proceed immediately to take Rogers Wireless private.
     RCI's exchange offer to purchase any or all of the publicly owned RWCI Restricted Voting shares, with the consideration being 1.75 RCI Class B Non-Voting shares for each RWCI Restricted Voting share held, was announced on November 11, 2004 and was mailed to RWCI shareholders, along with RWCI's Directors' Circular, on November 25, 2004.
     Prior to the expiry time last night, 14,991,077 RWCI Restricted Voting shares were validly tendered in the offer and not properly withdrawn. This represents approximately 93.5% of the total number of outstanding RWCI Restricted Voting shares not owned by the Offerors. The Offerors have taken up and accepted for payment all of the RWCI Restricted Voting shares validly tendered to the offer and not withdrawn prior to the expiry time, and as a result, RCI and its affiliates now own 79,902,893 RWCI Restricted Voting shares, representing approximately 98.7% of the RWCI Restricted Voting shares outstanding, and 62,820,371 RWCI Class A Multiple Voting shares, representing 100% of the RWCI Class A Multiple Voting shares outstanding.
     Accordingly, the Offerors have acquired sufficient RWCI Restricted Voting shares under the exchange offer in order to permit them to carry out a compulsory acquisition of all of the remaining RWCI Restricted Voting shares owned by the public by means of a compulsory acquisition under Section 206 of the Canada Business Corporations Act. RCI intends to immediately take steps to exercise that right. RCI and RWCI also expect that the Toronto Stock Exchange and New York Stock Exchange will initiate delisting of the RWCI Restricted Voting shares shortly. Shareholders who did not tender their RWCI Restricted Voting shares to the offer will be offered the same consideration per share in the subsequent compulsory acquisition as they would have received had they tendered their shares to the offer prior to the expiry time.
     RCI and RWCI Acquisition Inc. are joint actors in connection with the offer and they together have ownership and control of the RWCI Restricted Voting shares referred to in this news release.
     The exchange offer is not being, and will not be, made in any jurisdiction where not permitted by law. RCI and RWCI urge U.S. holders of RWCI Restricted Voting shares to read the Registration Statement on Form F-10 related to the exchange offer, as well as other documents that have been or will be filed with the SEC, as these documents contain important information to assist shareholders in making an informed investment decision.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the U.S. except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

     In connection with the exchange offer, RCI has previously filed materials on SEDAR and in the U.S. with the SEC. Investors are urged to read these materials because they contain important information. Investors may obtain a free copy of these materials, as well as other materials filed on SEDAR and with the SEC concerning RCI, at www.sedar.com and www.sec.gov.

     Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. SEC.

     About the Companies:

     Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS/EDGE network, the world standard for wireless communications technology. Following its November 2004 acquisition of Microcell Telecommunications, Rogers Wireless has 5.5 million wireless customers and offices in Canadian cities across the country. Rogers Wireless is majority owned by Rogers Communications Inc.

     Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Rogers Wireless Communications Inc., Canada's largest wireless provider and the country's only provider operating on the GSM/GPRS world standard technology platform; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc. For further information about the Rogers group of companies, please visit www.rogers.com.
     %SEDAR: 00003765EF

     /For further information: Bruce M. Mann, (416) 935-3532, bruce.mann(at)rci.rogers.com; Eric A. Wright, (416) 935-3550, eric.wright(at)rci.rogers.com;
Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press./ (RCM.RV.B. RCN RCI.MV.A. RCI.NV.B. RG)

CO: Rogers Wireless Communications Inc.; Rogers Communications Inc.

CNW 08:50e  31-DEC-04